FOR IMMEDIATE RELEASE: March 22, 2011	PR 11-05

Atna Reports Additional Positive Drill Results at Briggs Mine

Golden, CO – Atna Resources Ltd. (“Atna”) – (TSX:ATN – OTCBB:ATNAF) is pleased to report exciting drill results at the Briggs Mine in Inyo County, California. This drilling focused on identifying additional mineralization in the largely unexplored Deep Briggs and the East Wall zones of the Main Briggs pit. Significant results include:

•
130 feet (39.6 meters) grading 0.036 ounces gold per ton (“opt”) (1.23 grams/tonne gold) in the Briggs Deep zone, including 50 feet (15.2 meters) grading 0.040 opt (1.37 g/t) and 40 feet (12.2 meters) grading 0.054 opt (1.85 g/t)

•	65 feet (19.8 meters) grading 0.032 opt (1.10g/t) in the Main Briggs/East Wall

"These results demonstrate our ability to find new resource potential at Briggs and may lead to a material increase in the gold mineral resource in Briggs Deep and East Wall zones.  Furthermore, the intersections include higher than average mine grade mineralization that will undoubtedly help in development of additional economic reserves. This drilling program is likely to achieve the goal of adding to ore reserves and mine life at the Briggs Mine," states James Hesketh, President & CEO.

To date, six holes have been completed with assays received on the first three holes. Hole number BMD11-059 encountered multiple, thick zones of gold mineralization. The upper two intercepts are within the current minable reserve and will upgrade some  of the “in-pit” inferred resource to reserve status. The deeper two sections are immediately below the existing life of mine design pit floor within the Deep Briggs gold zone and include from 515 feet to 645 feet or 130 feet (157.1m to 196.7m – 39.6m) grading 0.036 opt (1.23 g/t) and 690 feet to 790 feet or 100 feet (210.4m to 240.9m – 30.5m) grading 0.019 opt (0.65 g/t).

Hole BMD11-060, on the same section as BMD11-059, was drilled in the opposite direction   at -50° to test the eastern high wall of the Main Briggs pit and encountered gold mineralization within the design pit limits and beyond the pit wall, as well as an additional, narrow zone of gold mineralization deeper in the hole. Three additional holes north of BMD11-059 have been completed to test the Main Briggs and Deep Briggs zones and are being prepared for assay.

Assay Results
	From-feet (meters)	To-feet (meters)	* Length-feet (meters)	ounces/ton Au (grams/tonne Au)	Zone
BMD11-059 (Azimuth 270, Angle -65)
	0 (0)	70 (21.3)	70 (21.3)	0.017 (0.58)	Main Briggs
	95 (29.0)	115 (35.1)	20 (6.1)	0.010 (0.34)	Main Briggs
	515 (157.1)	645 (196.7)	130 (39.6)	0.036 (1.23)	Deep Briggs
Including	515 (157.1)	565 (172.3)	50 (15.2)	0.040 (1.37)
Including	600 (182.9)	640 (195.1)	40 (12.2)	0.054 (1.85)
	690 (210.4)	790 (240.9)	100 (30.5)	0.019 (0.65)	Deep Briggs
Including	735 (220.1)	755 (230.2)	20 (6.1)	0.040 (1.37)
Including	775 (236.3)	790 (240.9)	15 (4.6)	0.033 (1.13)
BMD11-060 (Azimuth 090, Angle -50)
	0 (0)	65 (19.8)	65 (19.8)	0.032 (1.10)	Main Briggs
	320 (97.6)	340 (103.7)	20 (6.1)	0.011 (0.38)	East Wall
* Intercept length may not represent true thicknesses of the mineralized body due to oblique intersection of the mineralized zone by the drill hole.

Analytical results contained within this press release were completed by standard fire assay methods with an atomic absorption or gravimetric finish by Inspectorate America Corporation, an independent, ISO certified, analytical laboratory located in Sparks, Nevada. Atna maintains a rigorous Quality Assurance - Quality Control (QA/QC) program utilizing both certified gold standards and blanks to augment Inspectorate’s internal QA/QC program.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.

For additional information on Atna Resources and the Briggs Mine, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to potential resource or reserve expansion at the Briggs Mine. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: gold production and operating costs at the Briggs Mine, the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2009 Form 20-F dated March 26, 2010.

Cautionary Note to U.S. Investors --- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com